Exhibit 99.2

Consolidated Financial Statements

Years ended October 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of VersaBank

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of VersaBank (the Bank) as of October 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, statements of changes in shareholders’ equity, and cash flows for the years ended October 31, 2024 and 2023, and the related notes (collectively referred to as, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the year ended October 31, 2024 and 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s consolidated financial statements based on our audit.
We are a public accounting firm registered with the Public Company Accounting and Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Bank’s auditor since 2023.

London, Canada
December 8, 2024

VERSABANK

Consolidated Balance Sheets

As at October 31, 2024 and 2023

(thousands of Canadian dollars)
	2024	2023

Assets

Cash (note 4)	$225,254	$132,242
Securities (note 5)	299,300	167,940
Loans, net of allowance for credit losses (note 6)	4,236,116	3,850,404
Property and equipment (note 7)	23,885	6,536
Goodwill (note 8)	12,301	5,754
Intangible assets (note 9)	12,054	2,791
Other assets (note 10)	29,574	35,943

	$4,838,484	$4,201,610

Liabilities and Shareholders' Equity

Deposits (note 11)	$4,144,673	$3,533,366
Subordinated notes payable (note 12)	102,503	106,850
Other liabilities (note 13)	192,105	184,236
	4,439,281	3,824,452

Shareholders' equity:
Share capital (note 14)	215,610	228,471
Contributed surplus	2,485	2,513
Retained earnings	181,238	146,043
Accumulated other comprehensive income	(130)	131
	399,203	377,158

	$4,838,484	$4,201,610

The accompanying notes are an integral part of these Consolidated Financial Statements.

On behalf of the Board:

VERSABANK

Consolidated Statements of Income and Comprehensive Income

Years ended October 31, 2024 and 2023

(thousands of Canadian dollars, except per share amounts)
	2024	2023

Interest income:
Loans	$264,881	$215,686
Other	20,538	13,648
	285,419	229,334

Interest expense:
Deposits and other	177,094	123,491
Subordinated notes	5,670	5,792
	182,764	129,283

Net interest income	102,655	100,051

Non-interest income	8,978	8,584
Total revenue	111,633	108,635

Provision for (recovery of) credit losses (note 6(b))	(268)	609
	111,901	108,026

Non-interest expenses:
Salaries and benefits	32,784	31,428
General and administrative	19,169	15,051
Premises and equipment	5,155	3,902
	57,108	50,381

Income before income taxes	54,793	57,645

Income tax provision (note 16)	15,045	15,483

Net income	$39,748	$42,162

Other comprehensive income (loss):

Items that may subsequently be reclassified to net income:
Foreign exchange gain (loss) on translation of foreign operations	(261)	32

Comprehensive income	$39,487	$42,194

Basic and diluted income per common share (note 17)	$1.49	$1.57

The accompanying notes are an integral part of these Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

Years ended October 31, 2024 and 2023

(thousands of Canadian dollars)
	2024	2023

Common shares (note 14):

Balance, beginning of the year	$214,824	$225,982

Options exercised during the year	786	280
Purchased and cancelled during the year	-	(11,438)

Balance, end of the year	$215,610	$214,824

Preferred shares (note 14):

Series 1 preferred shares
Balance, beginning of the year	$13,647	$13,647
Redemption of preferred shares	(13,647)	-

Balance, end of the year	$-	$13,647

Total share capital	$215,610	$228,471

Contributed surplus:

Balance, beginning of the year	$2,513	$1,612
Stock-based compensation (note 15)	168	901
Part VI tax	(196)	-

Balance, end of the year	$2,485	$2,513

Retained earnings:

Balance, beginning of the year	$146,043	$109,335

Adjustment for purchased and cancelled common shares	-	(1,854)
Transfer of transaction costs on redemption of Series 1, preferred shares (note 14)	(965)	-
Net income	39,748	42,162
Dividends paid on common and preferred shares	(3,588)	(3,600)

Balance, end of the year	$181,238	$146,043

Accumulated other comprehensive income (loss), net of taxes:

Balance, beginning of the year	$131	$99
Other comprehensive income (loss)	(261)	32

Balance, end of the year	$(130)	$131

Total shareholders' equity	$399,203	$377,158

The accompanying notes are an integral part of these Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

Years ended October 31, 2024 and 2023

(thousands of Canadian dollars)
	2024	2023

Cash provided by (used in):

Operations:
Net income	$39,748	$42,162
Adjustments to determine net cash flows:
Items not involving cash:
Provision for credit losses	(268)	609
Stock-based compensation	348	901
Income tax provision	15,045	15,483
Interest income	(285,419)	(229,334)
Interest expense	182,764	129,283
Impairment of assets	415	-
Amortization and depreciation	2,634	1,783
Accretion of discount on securities	(373)	(155)
Foreign exchange rate change on assets and liabilities	(1,560)	10,507
Interest received	276,883	220,775
Interest paid	(167,657)	(93,786)
Income taxes paid	(19,719)	(15,951)
Change in operating assets and liabilities:
Loans	(307,844)	(850,394)
Deposits	523,278	840,563
Change in other assets and liabilities	14,430	22,271
	272,705	94,717
Investing:
Acquisition of Stearns Bank Holdingford N.A., net of cash acquired (note 26)	(12,116)	-
Sale (purchase) of securities	(126,889)	(27,778)
Purchase of property and equipment	(18,578)	(362)
	(157,583)	(28,140)
Financing:
Issuance of common shares	607	280
Purchase and cancellation of common shares	-	(13,292)
Redemption of subordinated notes payable (note 12)	(5,000)	-
Redemption of preferred shares (note 14)	(14,615)	-
Dividends paid	(3,588)	(3,600)
Repayment of lease obligations	(736)	(700)
	(23,332)	(17,312)

Change in cash	91,790	49,265

Effect of exchange rate changes on cash	1,222	(5,604)

Cash, beginning of year	132,242	88,581

Cash, end of year	$225,254	$132,242

The accompanying notes are an integral part of these Consolidated Financial Statements.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

1.	Reporting entity:

In Canada, VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). Following its acquisition of Stearns Bank Holdingford N.A. and renaming it VersaBank USA N.A. (“VersaBank USA”), on August 30, 2024, in the United States, the Bank, through its wholly owned subsidiary, VersaBank USA, holds a national Office of the Comptroller of the Currency (“OCC”) charter and is regulated by the OCC (note 26). The Bank, whose shares trade on the Toronto Stock Exchange and Nasdaq, provides primarily commercial lending and banking services to select niche markets in Canada and the United States as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc., (“DRTC”). The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

These Consolidated Financial Statements have been prepared in accordance with the Bank Act (Canada). OSFI has instructed that the financial statements are to be prepared in accordance with International Financial Reporting Standards (“IFRS”). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of OSFI, are summarized below.

a)	Statement of compliance:

These Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

b)	Date authorized for issuance:

These Consolidated Financial Statements were approved and authorized for issue by the Board of Directors of the Bank on December 08, 2024.

c)	Basis of measurement:

These Consolidated Financial Statements have been prepared on the historical cost basis except for assets and liabilities acquired in a business combination which are measured at fair value at the date of acquisition (see note 26), derivatives (see note 18), securities (see note 5), and the investment in Canada Stablecorp Inc. (see note 10) which are also measured at fair value in the Consolidated Balance Sheets.

d)	Functional and presentation currency:

These Consolidated Financial Statements are presented in Canadian dollars which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries and items included in the financial statements of the subsidiaries are measured using their functional currency (see note 3 m) – Foreign currency translation).

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

2.	Basis of preparation – continued:

e)	Use of estimates and judgments:

In preparing these Consolidated Financial Statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant increases in credit risk on financial assets since initial recognition and in the selection of relevant forward-looking information as described in note 3e – Financial instruments. Estimates are applied in the determination of the allowance for expected credit losses on financial assets, the purchase price allocation associated with the Bank’s acquisition of Stearns Bank Holdingford N.A., the fair value of stock options granted, the fair value of derivatives, the impairment test applied to intangible assets and goodwill, the measurement of deferred income taxes and the revaluation of fixed assets. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from that expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Material accounting policies:

The material accounting policies used in the preparation of these Consolidated Financial Statements were applied consistently to all years and are summarized below:

a)	Principles of consolidation:

The Bank currently holds 100% of the common shares of DRT Cyber Inc., VersaHoldings US Corp. and VersaJet Inc. DRT Cyber Inc. holds 100% of the common shares of Digital Boundary Group Canada Inc. and Digital Boundary Group Inc. (“Digital Boundary Group” or “DBG”). VersaHoldings US Corp. holds 100% of the common shares of VersaFinance US Corp and 100% of the common shares of VersaBank USA. The Consolidated Financial Statements include the accounts of these subsidiaries. All significant intercompany accounts and transactions have been eliminated.

b)	Segment reporting:

The Bank’s management has established three reportable operating segments, those being Digital Banking Canada, Digital Banking USA and DRTC. Details of the Bank’s segment reporting are set out in note 25.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

c)	Business combinations

The Bank applied IFRS 3 Business Combinations in its accounting for the acquisition of Stearns Bank Holdingford N.A. as described in note 26 – Acquisitions using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration if applicable, at the acquisition date. Contingent consideration is a financial instrument and, as such, is remeasured each period thereafter with the adjustment recorded to acquisition-related fair value changes in the consolidated statements of income and comprehensive income. Acquisition-related costs are recognized as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including, if applicable, any amount of any non-controlling interest in the acquiree, over the net of the recognized amounts of the identifiable assets acquired and the liabilities assumed.

d)	Revenue recognition:

Interest income on cash, securities, leases and loans is recognized in net interest income using the effective interest rate method over the expected life of the instrument. Interest income earned but not yet collected on cash, securities and loans is included in the respective cash, securities and loans categories on the Consolidated Balance Sheets.

Interest income is recognized on impaired loans and is accrued using the rate of interest used to discount the future cash flows for purposes of measuring the impairment loss. Loan fees integral to the yield on the loan are amortized to interest income using the effective interest rate method; otherwise, the fees are recorded in non-interest income.

The Bank’s non-interest income stream is substantially derived from the operations of DRTC and its wholly owned subsidiaries. DRTC generates professional services revenue primarily from fees charged for IT security assurance services, supervisory control and data acquisition system assessments, as well as IT security training. Revenue is recognized when service is rendered and performance obligations have been satisfied and no material uncertainties remain as to the collection of receivables.

e)	Financial instruments:

Classification and measurement

Under IFRS 9, all financial assets, with the exception of equity and derivatives, must be classified at initial recognition as a function of the financial asset’s contractual cash flow characteristics and the business model under which the financial asset is managed. These financial assets are initially measured at fair value, and are classified and subsequently measured at amortized cost, fair value

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

e)	Financial instruments – continued:

through profit or loss or fair value through other comprehensive income. Financial assets are required to be reclassified when the business model under which they are managed has changed. Any reclassifications are applied prospectively from the reclassification date. All financial liabilities are measured at amortized cost unless elected otherwise.

Debt instruments

Financial assets that are debt instruments are categorized into one of the following measurement categories:

•	amortized cost;
•	fair value through other comprehensive income (“FVOCI”);
•	fair value through profit and loss (“FVTPL”).

The characterization of a debt instrument’s cashflows is determined through a solely payment of principal and interest (“SPPI”) test. The SPPI test is conducted to identify whether the contractual cash flows of a debt instrument are in fact solely payments of principal and interest and are consistent with a basic lending arrangement. In the context of the SPPI test, “Principal” is defined as the fair value of the debt instrument at origination or initial recognition, which may change over the life of the instrument as a function of a number of variables including principal repayments, prepayments, or amortization of a premium/discount. In the context of the SPPI test “Interest” is defined as the consideration for the time value of money and credit risk. The rationale for the SPPI test is to ensure that debt instruments that include structural features that are incongruent with a basic lending arrangement, such as conversion options, are classified as, and measured at FVTPL.

The Bank’s loans are categorized and measured as amortized cost. Debt instruments with contractual cash flows that meet the SPPI test and are managed on a hold to collect basis are measured at amortized cost. These financial instruments are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. The effective interest rate is the rate that discounts estimated future cashflows through the expected life of the instrument to the gross carrying amount of the instrument. Amortized cost is calculated as a function of the effective interest rate, taking into account any discount or premium on acquisition, transaction costs and fees. Amortization of these costs is included in interest income in the consolidated statement of income.

The Bank’s securities are measured at fair value and categorized as FVOCI.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

e)	Financial instruments – continued:

Equity instruments

Equity instruments are measured at fair value and categorized as FVTPL unless an irrevocable designation is made at initial recognition to categorize as FVOCI. Gains or losses from changes in the fair value of equity financial instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in other comprehensive income (“OCI”). Amounts recognized in OCI are not to be subsequently reclassed to profit or loss, with the exception of dividends. Dividends received are recorded in non-interest income in the consolidated statement of income. Cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from accumulated OCI to retained earnings.

The Bank has categorized its investment in Canada Stablecorp Inc. as FVOCI and it is recorded at fair value.

Allowance for expected credit losses

The Bank must maintain an allowance for expected credit losses (“ECL”) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The Bank’s allowance for expected credit losses is estimated using the ECL methodology and is comprised of expected credit losses recognized on all financial assets that are debt instruments, classified either as amortized cost or as FVOCI, and on all loan commitments and financial guarantees that are not measured at FVTPL.

Expected credit losses represent unbiased and probability-weighted estimates that are modeled as a function of a range of possible outcomes as well as the time value of money, and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions, or more specifically forward-looking information (“FLI”) (see Forward-looking information below).

The Bank’s ECL or impairment model estimates 12 months of expected credit losses for performing loans that have not experienced a significant increase in credit risk, (“SICR”) since initial recognition. Additionally, the ECL model estimates lifetime expected credit losses on performing loans that have experienced a SICR since initial recognition. Further, individual allowances are estimated for loans that are determined to be credit impaired.

Loans or other financial instruments that have not experienced a SICR since initial recognition are designated as stage 1, while loans or other financial instruments that have experienced a SICR since initial recognition are designated as stage 2, and loans or other financial instruments that are determined to be credit impaired are designated as stage 3. Subsequent to the initial stage

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

e)	Financial instruments – continued:

designation, the Bank’s loans or other financial instruments may transfer between stages due to these loans or financial instruments experiencing a significant change in credit risk

Assessment of significant increase in credit risk

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition. The determination of a SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited, to changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition.

With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of a loan or other financial instrument has increased since initial recognition when contractual payments are more than 30 days delinquent. The Bank chose to use 60 days delinquency as an appropriate indicator of increased credit risk as it serves as a stable early warning indicator that the cashflows associated with the loan or other financial instrument under consideration may be uncertain and may not be realized by the Bank under the contractual repayment terms.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters; probability of default, loss given default, and exposure at default associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of FLI derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

e)	Financial instruments – continued:

For clarity:

•	The probability of default (“PD”) for a loan or a financial instrument is an estimate of the likelihood of default of that instrument over a given time horizon;

•	The loss given default (“LGD”) for a loan or financial instrument is an estimate of the loss arising in the case where a default of that instrument occurs at a given time or over a given period; and,

•	The exposure at default (“EAD”) for a loan or financial instrument is an estimate of the Bank’s exposure derived from that instrument at a future default date.

The Bank’s ECL model develops contractual cashflow profiles for loans as a function of a number of underlying assumptions and a broad range of input variables. The expected cashflow schedules are subsequently derived from the contractual cashflow schedules, adjusted for incremental default amounts, forgone interest, and recovery amounts. The finalized contractual and expected cashflow schedules are subsequently discounted at the effective interest rate to determine the expected cash shortfall or expected credit losses for each individual loan or financial instrument.

Individual allowances are estimated for loans or other financial instruments that are determined to be credit impaired and that have been designated as stage 3. A loan or other financial instrument is classified as credit impaired when the Bank becomes aware that, before taking into consideration collateral or credit enhancements, all of, or a portion of the contractual cashflows associated with the loan or other financial instrument may be impacted and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the loan or other financial instrument. Loans or other financial instruments for which interest or principal is contractually past due 90 days are automatically recognized as stage 3, however in estimating expected credit losses for stage 3 loans or other financial instruments, management takes into consideration whether the loan or other financial instrument is fully secured or is in the process of collection and whether collection efforts are reasonably expected to result in repayment of the loan or other financial instrument. The ECL model requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s stage 1 grouping. The Bank recognizes lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s stage 2 grouping. Impaired loans require recognition of lifetime losses and are reflected in the Bank’s stage 3 grouping.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

e)	Financial instruments – continued:

Forward-looking information

IFRS 9 requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions that is available without undue cost and effort in the estimation of the expected credit losses for loans or other financial instruments. More specifically, under IFRS 9 expected credit losses represent an unbiased, probability-weighted estimate of the present value of cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of a default occurring in a given time period used as the weights). Additionally, IFRS 9 stipulates that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. The estimation and application of forward-looking information is an attempt to capture the impact of future economic conditions and requires judgement.

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider, for the purpose of computing forward-looking risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward-looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios comprised of baseline, upside, and downside scenarios in order to mitigate volatility in the estimation of expected credit losses as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios. The weighted average of the individual, sensitized PD and LGD values that comprise each individual term structure forecast is subsequently computed to define unbiased PD and LGD term structure forecasts, which in turn are applied as inputs to the Bank’s internal ECL model in the estimation of expected credit losses for the Bank’s loans. Macroeconomic indicator data derived from the baseline, upside and downside scenarios referenced above is also utilized in the development of credit risk parameter proxy datasets and applied to the Bank’s consumer loan and small and medium enterprise (“SME”) loan portfolios.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

e)	Financial instruments – continued:

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the price of oil, and the S&P/TSX Index. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Modified financial instruments

If the terms of a financial instrument are modified or an existing financial instrument is replaced with a new one, an assessment is made to determine if the financial instrument should be derecognized.

Where the modification does not result in derecognition, the date of origination continues to be used to determine SICR. Where modification results in derecognition, the modified financial instrument is considered to be a new instrument.

Fair value of financial instruments

Estimates of fair value are developed using a variety of valuation methods and assumptions. The Bank follows a fair value hierarchy to categorize the inputs used to measure fair value for its financial instruments. The fair value hierarchy is based on quoted prices in active markets (Level 1), models using inputs other than quoted prices but with observable market data (Level 2), or models using inputs that are not based on observable market data (Level 3).

Valuation models may require the use of inputs, transaction values derived from models and input assumptions sourced from pricing services. Valuation inputs are either observable or unobservable. The Bank makes use of external, readily observable market inputs when available and may include certain prices and rates for shorter-dated Canadian yield curves and banker’s acceptances. Unobservable inputs may include credit spreads, probability of default and recovery rates.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

f)	Property and equipment:

Property and equipment is carried at cost less accumulated amortization and impairment. Amortization on property and equipment is calculated primarily using the straight-line method over the useful life of the equipment which typically ranges between 5 and 20 years.

Property and equipment is subject to an impairment review if there are events or changes in circumstances which indicate that the carrying amounts may not be recoverable. Amortization expense and impairment write-downs are included in premises and equipment expense in the Consolidated Statements of Comprehensive Income.

g)	Goodwill and intangible assets:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the value allocated to the tangible and intangible assets, less liabilities assumed, based on their fair values. Goodwill is not amortized but rather tested for impairment annually or more frequently if events or a change in circumstances indicate that the asset might be impaired. Impairment is determined for goodwill by assessing if the carrying value of cash generating units (“CGUs”) which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in profit or loss in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Intangible assets acquired in a business acquisition are recorded at their fair value. In subsequent reporting periods, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight-line basis over the expected useful life of the intangible asset. At each reporting date, the carrying value of intangible assets are reviewed for indicators of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash flows from continuing use that are largely independent of the cash inflows of other assets or groups of assets or CGU’s. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount the carrying amount is reduced to its recoverable amount and the impairment loss is recognized in profit or loss. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use. In assessing fair value less cost to sell the estimated future cash flows are discounted at a rate that reflects current market assessments of the time value of money and the risks specific to the assets. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

g)	Goodwill and intangible assets – continued:

When an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset in prior years.

The Bank develops proprietary cybersecurity, banking and financial technology. Any research or early-stage scoping activities are expensed as incurred in the period. The Bank recognizes internally generated intangible assets on the development of proprietary technology when it has determined that there is technical feasibility and resources available to complete a product, demonstrated an existence of an established market for the product as well as support to generate future revenues or derive future economic benefits from the product. As these intangible assets are not yet available for use, the Bank tested these assets for impairment annually by comparing the carrying amount with the recoverable amount. Recoverable amount is determined by fair value less cost to sell method.

h)	Income taxes:

Current income taxes are calculated based on taxable income for the reporting period. Taxable income differs from accounting income because of differences in the inclusion and deductibility of certain components of income which are established by taxation authorities. Current income taxes are measured at the amount expected to be recovered or paid using statutory tax rates at the reporting period end.

The Bank follows the asset and liability method of accounting for deferred income taxes. Deferred income tax assets and liabilities arise from temporary differences between financial statement carrying values and the respective tax base of those assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized in the Consolidated Financial Statements to the extent that it is probable that the Bank will have sufficient taxable income to enable the benefit of the deferred income tax asset to be realized. Unrecognized deferred income tax assets are reassessed for recoverability at the end of each reporting period.

Current and deferred income taxes are recorded in income for the period, except to the extent that the tax arose from a transaction that is recorded either in Other Comprehensive Income or Equity, in which case the income tax on the transaction will also be recorded either in Other Comprehensive

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

h)	Income taxes – continued:

Income or Equity. Accordingly, current and deferred income taxes are presented in the Consolidated Financial Statements as a component of income, or as a component of Other Comprehensive Income.

i)	Employee benefits:

i)	Short-term benefits:

Short-term employee benefit obligations are recognized as employees render their services and are measured on an undiscounted basis.

A liability is recognized for the amount expected to be paid under a short-term cash bonus plan if the Bank has an obligation to make such payments as a result of past service provided by the employee and the obligation can be estimated reliably.

ii)	Share-based payment transactions:

Equity-settled stock options

Employee stock options are measured using the Black-Scholes pricing model which is used to estimate the fair value of the options at the date of grant. Inputs to the Black-Scholes model include the closing share price on the grant date, the exercise price, the expected option life, the expected dividend yield, the expected volatility and the risk-free interest rate. Once the expected option life is determined, it is used in formulating the estimates of expected volatility and the risk-free rate. Expected future volatility is estimated using a historical volatility look-back period that is consistent with the expected life of the option.

The fair value of options which vest immediately are recognized in full as of the grant date, whereas the fair value of options which vest over time are recognized over the vesting period using the graded method which incorporates management’s estimates of the options which are not expected to vest. The effect of a change in the estimated number of options expected to vest is a change in estimate and the cumulative effect of the change is recognized prospectively once the estimate is revised. The fair value of stock options granted is recorded in salaries and benefits expense in the Consolidated Statements of Income and in Contributed Surplus in the Consolidated Balance Sheets. When options are exercised, the consideration received and the estimated fair value previously recorded in Contributed Surplus is recorded as Share Capital. The Bank’s stock option plan is described in note 15.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

j)	Share capital:

The Bank’s share capital consists of common shares and preferred shares. Costs directly incurred with raising new share capital are charged against equity. Other costs are expensed as incurred.

k)	Contributed surplus:

Contributed surplus consists of the fair value of stock options granted since inception, less amounts reversed for exercised stock options. If granted options vest and then subsequently expire or are forfeited, no reversal of contributed surplus is recognized.

l)	Leases:

At inception of a contract, the Bank assesses whether a contract is, or contains a lease arrangement based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Bank recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset and/or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of useful life of the right-of-use asset or the lease term using the straight-line method as this methodology most closely reflects the expected pattern of consumption of the associated future economic benefits. The lease term includes periods covered by an option to extend if there is reasonable certainty that the Bank will exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Bank’s estimate of the amount expected to be payable under a residual value guarantee, or if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or the remeasured amount is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Bank elects to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

m)	Foreign currency translation:

Transactions in foreign currencies are translated into the respective functional currencies of the Bank and its subsidiaries at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate at the reporting date. Foreign currency differences are recognized in profit and loss. Investments classified as fair value through other comprehensive income denominated in a foreign currency are translated into Canadian dollars at the exchange rate at the reporting date. All resulting changes are recognized in other comprehensive income.

Foreign operations

The assets and liabilities of Digital Boundary Group Inc. and VersaBank USA, both US operations of the Bank, have functional currencies other than the Canadian dollar, and are translated into Canadian dollars at the exchange rate at the reporting date. The income and expenses of these operations are translated into Canadian dollars at the exchange rate at the date of transaction and the foreign currency differences are recognized in other comprehensive income. All other US operations are recognized as having functional currency based on the Canadian dollar.

n)	Derivative instruments:

Derivatives are measured at FVTPL except to the extent that they are designated in a hedging relationship.

Derivatives are reported as other assets when they have a positive fair value and as other liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives when: the economic characteristics and risks associated are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a derivative if it was a stand-alone, independent instrument; and the combined contract is not held for trading or designated at fair value through profit or loss. For financial statement disclosure purposes, embedded derivatives are combined with the host contract.

Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income and Comprehensive Income.

Hedge accounting

The Bank has elected, as permitted, to apply the hedge accounting requirements of IAS 39. Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income and Comprehensive Income.

To meet the criteria for hedge accounting, the Bank documents all relationships between hedging instruments and hedged items, how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking Hedging instruments to specific assets or liabilities on the Consolidated Balance Sheet or net investment in foreign subsidiaries. The Bank also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

n)	Derivative instruments - continued:

There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

At the inception of a hedge relationship, the Bank formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Bank will assess whether the hedging relationship meets the hedge effectiveness requirements (including an analysis of sources of hedge ineffectiveness and how the hedge effectiveness is assessed). In order to qualify for hedge accounting, a hedging relationship must be expected to be highly effective on a prospective basis and it needs to be demonstrated that it was also highly effective in the previous designated period (i.e., three month). A hedge is considered to be highly effective if the changes in fair value or cash flows attributable to the hedged risk are expected to be offset by the hedging instrument in a range of between 80% to 125%.

Interest rate swap agreements are entered into for asset liability management purposes. The Bank has a fair value hedge outstanding. In a fair value hedge, the change in the fair value of the hedging instrument is recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The change in the fair value of the hedged item attributable to hedge risk is recorded as part of the carrying value of the hedged item (basis adjustment) and is also recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets to floating rate financial assets. The primary financial instruments designated in fair value hedging relationships are Interest rate swap agreements entered into for hedging purposes. If the derivative expires or is sold, terminated, no longer meets the criteria for hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any basis adjustment up to that point made to a hedged item for which the effective interest method is used is amortized to the Consolidated Statements of Income and Comprehensive Income as part of the recalculated effective interest rate

In fair value hedges, ineffectiveness arises to the extent that the change in fair value of the hedging items differs from the change in fair value of the hedge risk in the hedged item. Any hedge ineffectiveness is measured and recorded in non-interest income in the Consolidated Statements of Income and Comprehensive Income.

The Bank also has net investment hedges outstanding. The bank applies hedge accounting under IAS 39 for foreign currency risk on its net investments in VersaBank USA operations. To manage this risk, the Bank has designated a specific foreign exchange forward contract as a hedge of the net investment in its foreign subsidiary. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Change in fair value of the hedging instrument is recognized in other comprehensive income (OCI) to the extent that the hedge is effective. These gains and losses are accumulated in OCI until the net investment is disposed of, at which point they are reclassified to profit or loss as part of the gain or loss on disposal.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

n)	Derivative instruments - continued:

Any ineffective portion of the hedge is recognized immediately in profit or loss. Hedge effectiveness is assessed by comparing changes in the fair value or cash flows of the hedging instrument and the net investment. The Bank ensures compliance with IAS 39 hedge accounting criteria, confirming that all hedging relationships are documented at inception and that hedge effectiveness is regularly monitored and reviewed.

Forming part of the net investment hedges is a hedge, which has been designated in addition to the foreign exchange forward contract designated to completely hedge the investment in VersaBank USA. This hedge is achieved by allocating a portion of the subordinated debt raised by the Bank in April, 2021. The allocated portion of the subordinated debt (liability) and the investment (asset) move in equal and opposite directions, with the liability serving as an hedge against rate fluctuations that could impact the valuation of the investment asset.

o)	Future accounting standard pronouncements:

The following accounting standards amendments issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2024 (the Bank’s fiscal 2025 year end):

i)

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback - In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed.

ii)

Amendments to IAS 1: Classification of Liabilities as Current or Non-current - In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

• What is meant by a right to defer settlement;
• That a right to defer must exist at the end of the reporting period;

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

3.	Material accounting policies – continued:

o)	Future accounting standard pronouncements - continued:

• That classification is unaffected by the likelihood that an entity will exercise its deferral right; and,

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments must be applied retrospectively.

The amendments noted above do not have a material impact on the Bank's financial results.

The following accounting standards amendments issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2026 (the Bank’s fiscal 2027 year end):

In May 2024, the International Accounting Standards Board (IASB) introduced amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments provide clarification on the classification of financial assets that include environmental, social, and governance (ESG)-linked features and establish additional disclosure requirements.

We are in the process of evaluating their potential impact on our Consolidated Financial Statements.

The following accounting standards issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2027 (the Bank’s fiscal 2028 year end):

IFRS 18, Presentation and Disclosure in Financial Statements - IFRS 18 will replace IAS 1, which sets out presentation and base disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the requirement to classify income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss and profit or loss before financing and income taxes. Further, operating expenses are presented directly on the face of the income statement – classified either by nature (e.g. employee compensation), by function (e.g. cost of sales) or using a mixed presentation. Expenses presented by function require more detailed disclosures about their nature. IFRS 18 also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures and eliminates classification options for interest and dividends in the statement of cash flows. Management will undertake a comprehensive review of the potential impact to the Bank’s disclosure presentation under IAS 18 and will update the readers as management establishes the new presentation and additional disclosures to conform with IAS 18.

4.	Cash:

Cash is comprised of deposits with regulated financial institutions.

5.	Securities:

As at October 31, 2024, the Bank held securities totaling $299.3 million (2023 - $167.9 million), including accrued interest, comprised of a series Government of Canada and other bonds with a carrying value of $163.7 million and US Treasury Bills with a carrying value of $135.6 million.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

6.	Loans, net of allowance for credit losses:

The Bank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans and Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases Receivable Purchase Program (“POS/RPP Financing”) asset category is comprised of point-of-sale loan and lease receivables acquired from the Bank’s network of origination and servicing partners as well as warehouse loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised primarily of Residential Construction, Term, CMHC-Insured and Land Mortgages. All of these loans are business-to-business loans with the underlying credit risk exposure being primarily consumer in nature given that the vast majority of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of condominium corporation financing loans.

The Public Sector, Leases and Other Financing (“PSLOF”) asset category is comprised primarily of public sector loans, and the Versabank USA portfolio, which combined consists primarily of equipment leases, a small balance of corporate loans and leases and single family residential conventional and insured mortgages.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

6.	Loans – continued:

a)	Portfolio analysis:

(thousands of Canadian dollars)
	2024	2023

Point-of-sale loans and leases receivable purchase program	$3,307,328	$2,879,320
Commercial real estate mortgages	779,691	889,069
Commercial real estate loans	8,302	8,793
Public sector, leases and other financing	122,321	55,054
	4,217,642	3,832,236

Allowance for credit losses	(3,303)	(2,513)
Accrued interest	21,777	20,681

Total loans, net of allowance for credit losses	$4,236,116	$3,850,404

The following table provides a summary of loan amounts, ECL allowance amounts, and expected loss (“EL”) rates by lending asset category:

	As at October 31, 2024				As at October 31, 2023
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Point-of-sale loans and leases receivable purchase program	$3,294,675	$12,653	$-	$3,307,328	$2,873,078	$6,242	$-	$2,879,320
ECL allowance	783	-	-	783	100	-	-	100
EL %	0.02%	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%
Commercial real estate mortgages	$607,858	$171,833	$-	$779,691	$717,755	$155,993	$15,321	$889,069
ECL allowance	1,102	296	-	1,398	1,699	523	-	2,222
EL %	0.18%	0.17%	0.00%	0.18%	0.24%	0.34%	0.00%	0.25%
Commercial real estate loans	$8,302	$-	$-	$8,302	$8,793	$-	$-	$8,793
ECL allowance	44	-	-	44	42	-	-	42
EL %	0.53%	0.00%	0.00%	0.53%	0.48%	0.00%	0.00%	0.48%
Public sector, leases and other financing	$120,965	$1,288	$68	$122,321	$49,293	$5,761	$-	$55,054
ECL allowance	1,067	10	1	1,078	104	45	-	149
EL %	0.88%	0.78%	1.47%	0.88%	0.21%	0.78%	0.00%	0.27%
Total loans	$4,031,800	$185,774	$68	$4,217,642	$3,648,919	$167,996	$15,321	$3,832,236
Total ECL allowance	2,996	306	1	3,303	1,945	568	-	2,513
Total EL %	0.07%	0.16%	1.47%	0.08%	0.05%	0.34%	0.00%	0.07%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its loans in the form of either mortgage interests over property, other registered securities over assets, guarantees, and cash reserves (holdbacks) on loan and lease receivables included in the POS/RPP Financing portfolio (note 13).

Allowance for credit losses

The Bank maintains an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s allowance for expected credit losses is estimated using the

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

6.	Loans – continued:

expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

The expected credit loss methodology requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s Stage 2 grouping. Impaired loans require recognition of lifetime losses and are reflected in Stage 3 grouping.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists. Notwithstanding the above, the assessment of a significant increase in credit risk will require experienced credit judgement.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition as well as changes in Canadian and US macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive.

Forward-looking information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

6.	Loans – continued:

the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward-looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the baseline macroeconomic forecast trends included: elevated interest rates are expected to suppress near-term GDP growth. Growth is projected to accelerate gradually in 2025 but will likely remain below historical norms, given Canada’s demographics. Rising unemployment is expected to stabilize as GDP growth gains momentum. CPI inflation is forecasted to remain near 2% through 2025, with aggregate supply outpacing demand. Reduced borrowing costs are not expected to reignite inflationary pressures. Current geopolitical risks are not anticipated to escalate materially and are expected to have a limited impact on global commodity prices and supply chains. Global oil prices are forecasted to remain steady. Oil price changes are likely to affect national income rather than production levels, given the industry’s near-capacity operations. Household finances face strain due to elevated debt-service obligations; however, loan performance is expected to remain at or near pre-pandemic levels. Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at October 31, 2024 in order to assess the alignment of the Bank’s reported ECL with the Bank’s

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

6.	Loans – continued:

credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

Expected credit loss sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at October 31, 2024:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL
		Upside	Baseline	Downside

Allowance for expected credit losses	$3,303	$2,629	$2,833	$3,538
Provision (recovery) from reported ECL		(674)	(470)	235
Variance from reported ECL (%)		(20%)	(14%)	7%

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

6.	Loans – continued:

b)	Allowance for credit losses:

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the year ended October 31, 2024:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases receivable purchase program
Balance at beginning of period	$100	$-	$-	$100
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	683	-	-	683
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	683	-	-	683
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$783	$-	$-	$783

Commercial real estate mortgages
Balance at beginning of period	$1,699	$523	$-	$2,222
Transfer in (out) to Stage 1	457	(457)	-	-
Transfer in (out) to Stage 2	(524)	524	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(423)	(217)	-	(640)
Loan originations	122	12	-	134
Derecognitions and maturities	(229)	(89)	-	(318)
Provision for (recovery of) credit losses	(597)	(227)	-	(824)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,102	$296	$-	$1,398

Commercial real estate loans
Balance at beginning of period	$42	$-	$-	$42
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(9)	-	-	(9)
Loan originations	11	-	-	11
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	2	-	-	2
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$44	$-	$-	$44

Public sector, leases and other financing
Balance at beginning of period	$104	$45	$-	$149
Transfer in (out) to Stage 1	27	(27)	-	-
Transfer in (out) to Stage 2	(10)	10	-	-
Transfer in (out) to Stage 3	(1)	-	1	-
Net remeasurement of loss allowance	(124)	(18)	-	(142)
Loan originations	13	-	-	13
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(95)	(35)	1	(129)
Write-offs	(4)	-	-	(4)
Recoveries	-	-	-	-
Acquired Loans	1,032	-	-	1,032
FX Impact	30	-	-	30
Balance at end of period	$1,067	$10	$1	$1,078

Total balance at end of period	$2,996	$306	$1	$3,303

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

6.	Loans – continued:

b)	Allowance for credit losses (continued):

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the year ended October 31, 2023:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$545	$-	$-	$545
Transfer in (out) to Stage 1	160	(160)	-	-
Transfer in (out) to Stage 2	(340)	340	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(265)	(180)	-	(445)
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(445)	-	-	(445)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$100	$-	$-	$100

Commercial real estate mortgages
Balance at beginning of period	$1,150	$137	$-	$1,287
Transfer in (out) to Stage 1	279	(279)	-	-
Transfer in (out) to Stage 2	(581)	581	-	-
Transfer in (out) to Stage 3	-	(13)	13	-
Net remeasurement of loss allowance	668	113	(13)	768
Loan originations	604	4	-	608
Derecognitions and maturities	(421)	(20)	-	(441)
Provision for (recovery of) credit losses	549	386	-	935
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,699	$523	$-	$2,222

Commercial real estate loans
Balance at beginning of period	$54	$-	$-	$54
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(6)	-	-	(6)
Loan originations	-	-	-	-
Derecognitions and maturities	(6)	-	-	(6)
Provision for (recovery of) credit losses	(12)	-	-	(12)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$42	$-	$-	$42

Public sector, leases and other financing
Balance at beginning of period	$17	$1	$-	$18
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	(8)	8	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	12	13	-	25
Loan originations	83	23	-	106
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	87	44	-	131
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$104	$45	$-	$149

Total balance at end of period	$1,945	$568	$-	$2,513

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

6.	Loans – continued:

c)	Maturities and yields:

(thousands of Canadian dollars)
		Within	3 months to	1 year to	2 years to	Over	2024	2023
	Floating	3 months	1 year	2 years	5 years	5 years	Total	Total

Total loans	$716,609	$109,736	$347,502	$314,375	$2,244,279	$485,141	$4,217,642	$3,832,236
Average effective yield	8.60%	6.78%	6.49%	5.61%	6.19%	5.84%	6.56%	6.84%

Average effective yields are based on book values and contractual interest rates, adjusted for the amortization of any deferred income and expenses.

d)	Impaired loans:

At October 31, 2024, the Bank held no impaired loans ( October 31, 2023 - $15.3 million).

7.	Property and equipment:

(thousands of Canadian dollars)
	2024	2023

Cost	$36,721	$17,827
Accumulated amortization	(12,836)	(11,291)

	$23,885	$6,536

None of the Bank’s property and equipment is subject to title restrictions, nor is any pledged as security for any of the Bank’s liabilities. Total amortization expense recorded for property and equipment for the year ended October 31, 2024, totalled $1.5 million (2023 - $694,000).

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

8.	Goodwill:

Goodwill of $5.8 million relates to the Bank’s acquisition of Digital Boundary Group and $6.5 million relates to the Bank’s acquisition of Stearns Bank Holdingford N.A. (note 26).

For the purpose of conducting an annual test for impairment, the Bank’s CGUs relates to the operations of these entities. The Bank considered the fair value less carrying value calculation in assessing impairment. The key assumptions underlying the impairment test of goodwill related to Digital Boundary Group included: five years of projected cash flow, a discount rate of 12.1% (2023 - 13.7%), an average yearly earnings growth rate of 13% (2023 - 14%) and a terminal growth rate of 2.0% (2023 - 2.0%). The key assumptions underlying the impairment test of goodwill related to VersaBank USA included: five years of projected cash flow, a discount rate of 10.0%, an average yearly earnings growth rate of 17% and a terminal growth rate of 1.0%.

The Bank did not recognize an impairment charge on the goodwill related to these entities as the recoverable amount of the CGUs exceeded the carrying value of the goodwill associated with these entities. Sensitivity analysis performed by management suggested that if the average annual growth rate were to decrease by approximately 10% for Digital Boundary Group over each year of the five-year planning horizon the carrying amount would be approximately equal to the recoverable amount of the CGU. For VersaBank USA, sensitivity analysis performed by management suggested that if the average annual growth rate were to decrease by 16% over each year of the five-year planning horizon the carrying amount would be approximately equal to the recoverable amount of the CGU.

9.	Intangible assets:

As at October 31, 2024, total intangible assets were $12.1 million ( October 31, 2023 - $2.8 million) related to the Bank’s acquisition of Digital Boundary Group, VersaBank USA and for internally developed software.

The intangible assets related to the Bank’s acquisition of Digital Boundary Group were $3.9 million and at October 31, 2024, had accumulated amortization of $1.5 million and are being amortized over ten years. The amortization expense for these intangible assets totaled $394,000 (2023 - $394,000).

The intangible assets related to the Bank’s acquisition of VersaBank USA were $2.6 million.

The intangible assets related to internally developed software were $7.1 million.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

10.	Other assets:

(thousands of Canadian dollars)
	2024	2023

Accounts receivable	$10,718	$3,858
Prepaid expenses and other (note 10a)	14,399	22,130
Right-of-use assets (note 10b)	2,734	3,427
Deferred income tax asset (note 16)	750	4,058
Derivative instruments (note 18)	20	1,517
Investment (note 10c)	953	953

	$29,574	$35,943

a)

The Bank, internally through its DRTC segment has developed proprietary cybersecurity, banking and financial technology products. Costs associated with the development of these products and services have been capitalized in accordance with IAS 38 Intangible Assets. As at October 31, 2024, capitalized costs were $2.5 million ( October 31, 2023 - $8.1 million). Amortization of these costs has not yet commenced as the products and services associated with same remain in the development stage. The Bank conducted an annual test for impairment on the assets that are not yet ready for use. The Bank considered the fair value less carrying value calculation in assessing impairment. The key assumptions underlying the impairment test included: ten years of projected cash flow, a discount rate of 13.3%, an average yearly earnings growth rate of 24% and a terminal growth rate of 1.0%. The Bank did not recognize an impairment charge on these intangible assets as the recoverable amount exceeded the carrying value of same. Completed projects related to the DRTC segment were classified under intangible assets totaled $7.1 million as of October 31, 2024.

b)	The right-of-use assets relate to the Bank’s office facility leases. Capitalized leases of $2.7 million at October 31, 2024 is stated net of accumulated amortization of $3.2 million.

For the year ended October 31, 2024, the amortization expense for the right-of-use assets totaled $695,000 (2023 - $695,000).

c)

The Bank has an 9% investment in Canada Stablecorp Inc. (“Stablecorp”). The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income (“FVOCI”) at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income. Amounts recorded in other comprehensive income will not be reclassified to profit and loss at a later date.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

11.	Deposits:

(thousands of Canadian dollars)
Maturity period	Demand/	Within	3 months to	1 year to	2 years to	Over	Accrued	2024	2023
	Floating	3 months	1 year	2 years	5 years	5 years	Interest	Total	Total

Total deposits	$729,719	$454,182	$1,749,894	$494,866	$639,058	$-	$76,954	$4,144,673	$3,533,366
Average effective interest rate	2.72%	4.67%	4.63%	4.16%	4.64%			4.16%	4.18%

Average effective interest rates are based on book values and contractual interest rates.

12.	Subordinated notes payable:

(thousands of Canadian dollars)
	2024	2023

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.	$102,503	$101,931

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, $500,000 is held by related party (note 22), fixed effective interest rate of 10.41%, maturing March 2029.	-	4,919

	$102,503	$106,850

On April 30, 2024, the Bank redeemed its $5.0 million, unsecured, non-viability contingent capital compliant, subordinate note payable using the Bank’s general funds.

13.	Other liabilities:

(thousands of Canadian dollars)
	2024	2023

Accounts payable and other	$10,752	$9,681
Current income tax liability	893	7,466
Deferred income tax liability (note 16)	141	731
Lease obligations	3,035	3,771
Cash collateral and amounts held in escrow (note 6)	6,076	8,818
Cash reserves on loan and lease receivables (note 6)	171,208	153,769

	$192,105	$184,236

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

13.	Other liabilities - continued:

Lease obligations reflect the Bank’s liabilities for right-of-use assets which capture the Bank’s multiple leased premises. The portion of the Bank’s leasing obligations that were not captured as part of the right-of-use assets continue to be expensed in premises and equipment. The Bank had total cash outflows for these leases of $1.2 million in 2024.

The current leasing arrangements associated with these lease obligations expire between October 2025 and December 2045 with options to renew the leases after the initial lease period. Lease payments are adjusted every three to five years to reflect market rates.

The future lease payments for these non-cancellable lease contracts are $725,000 within one year, $2.9 million within five years and $156,000 thereafter.

14.	Share capital:

a)	Authorized:

The Bank is authorized to issue an unlimited number of voting common shares with no par value.

The Bank is authorized to issue an unlimited number of Series 1 preferred shares with a par value of $10.00.

b)	Issued and outstanding:

(thousands of Canadian dollars)
	2024		2023
	Shares	Amount	Shares	Amount

Common shares:

Balance, beginning of the year	25,964,424	$214,824	27,245,782	$225,982
Options exercised during the year	38,153	786	40,000	280
Purchased and cancelled during the year	-	-	(1,321,358)	(11,438)

Outstanding, end of year	26,002,577	$215,610	25,964,424	$214,824

Series 1 preferred shares:
Balance, beginning of the year	1,461,460	$13,647	1,461,460	$13,647
Redemption of preferred shares	(1,461,460)	(13,647)	-	-

Outstanding, end of year	-	$-	1,461,460	$13,647

Total share capital		$215,610		$228,471

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

14.	Share capital - continued:

Common shares

On August 5, 2022, the Bank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares. On September 21, 2022, the Bank received approval from the Nasdaq to proceed with a NCIB for its common shares. Pursuant to the NCIB, VersaBank was authorized to purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float.

The Bank was eligible to make purchases commencing on August 17, 2022 and the NCIB was terminated on August 16, 2023. The purchases were made by VersaBank through the facilities of the TSX and alternate trading systems and the Nasdaq in accordance with the rules of the TSX and such alternate trading systems and the Nasdaq, as applicable, and the prices that VersaBank paid for the Common Shares was at the market price of such shares at the time of acquisition. VersaBank made no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB were cancelled.

For the year ended October 31, 2024, the Bank issued 38,153 Common Shares for $607,000 related to stock options that were exercised in the period. For the year ended October 31, 2023, the Bank purchased and cancelled 1,321,358 Common Shares for $13.3 million, reducing the Bank’s Common Share value by $11.4 million and retained earnings by $1.9 million. In the same period, the Bank issued 40,000 Common Shares for proceeds of $280,000 related to stock options there were exercised in the period.

For the year ended October 31, 2024, the Bank declared and paid dividends of $2.6 million or $0.10 per common share (2023 - $2.6 million or $0.10 per common share).

Series 1 Preferred shares

On October 31, 2024, the Bank redeemed all of its 1,461,460 outstanding Non-Cumulative Series 1 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $14.6 million. Transaction costs, incurred at issuance in the amount of $965,000 were applied against retained earnings.

For the year ended October 31, 2024, the Bank declared and paid dividends of $988,000 or $0.68 per preferred share (2023 - $988,000 or $0.68 per preferred share).

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

15.	Stock-based compensation:

Equity-settled stock options

The Bank has a stock option plan for its employees and officers. Options are granted at an exercise price set at the closing market price of the Bank’s common shares on the day preceding the date on which the option is granted and are exercisable within five years of issue. Options are usually granted with graded vesting terms. One third vests on the first anniversary of the grant date, one third vests on the second anniversary of the grant date, and one third vests on the third anniversary of the grant date.

	2024		2023
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	874,393	$15.90	965,766	$15.53
Granted	-	-	1,500	15.90
Exercised	(38,153)	15.90	(40,000)	7.00
Forfeited/cancelled	(17,115)	15.90	(52,873)	15.90
Expired	-	-	-	-

Outstanding, end of period	819,125	$15.90	874,393	$15.90

For the year ended October 31, 2024, the Bank recognized stock-based compensation expense of $348,000 (2023 - $901,000) related to the estimated fair value of options granted. There were no stock options granted in the current year. For the year ended October 31, 2023, the fair value of the 1,500 stock options granted was estimated at the grant date using the Black-Scholes valuation model and the following input assumptions: risk-free rate of 3.33%, expected option life of 3.5 years, expected volatility of 30%, expected annual dividends of 1.1% and a forfeiture rate of 2.0%. The fair value of the stock options granted in that year was estimated at $0.96 per share. During the current year, the Bank issued 38,153 (2023 - 40,000) Common Shares for proceeds of $607,000 (2023 - $280,000) related to stock options there were exercised in the current year.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

16.	Income taxes:

Income taxes, including both the current and deferred portions, vary from the amounts that would be computed by applying the aggregated statutory federal tax rates and provincial tax rates of 27% (2023 - 27%) to income before income taxes. Income taxes have been computed as follows:

(thousands of Canadian dollars)
	2024	2023

Income before income taxes	$54,793	$57,645
Income tax rate	27%	27%

Expected income tax provision	14,794	15,564

Tax rate differential on international operations	(426)	(569)
Reversal of previously recongized deferred tax asset	1,671	-
Unrecognized deferred tax asset	-	136
Effect of changes in tax rates	(89)	-
Other permanent differences	(174)	352
Adjustments for prior years	(731)	-

Income taxes	$15,045	$15,483

Income taxes is comprised of the following:

(thousands of Canadian dollars)
	2024	2023

Current income taxes	$12,328	$17,468
Deferred income taxes	2,717	(1,985)
Income taxes	$15,045	$15,483

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

16.	Income taxes – continued:

The components of the recognized deferred income tax assets and liabilities and related changes, as recognized in net income, equity or accumulated comprehensive income, are as follows:

(thousands of Canadian dollars)
		Recognized
	November 1,	in net	October 31,
	2023	income	2024

Allowance for credit losses	$666	$(35)	$631
Loss carry forwards	1,625	(66)	1,559
Share issue and financing costs	446	(429)	17
Deferred loan fees	818	(119)	699
Property and equipment and right-of-use assets	580	(22)	558
Other	1,790	(1,745)	45
Total deferred tax assets	5,925	(2,416)	3,509

Intangibles assets	598	(95)	503
Deposit commissions	1,823	72	1,895
Property and equipment and right-of-use assets	133	(85)	48
Other	44	410	454
Total deferred tax liabilities	2,598	302	2,900
Net deferred income tax assets	$3,327	$(2,718)	$609

(thousands of Canadian dollars)
		Recognized
	November 1,	in net	October 31,
	2022	income	2023

Allowance for credit losses	$508	$158	$666
Loss carry forwards	-	1,625	1,625
Share issue and financing costs	909	(463)	446
Deferred loan fees	658	160	818
Property and equipment and right-of-use assets	560	20	580
Other	892	898	1,790
Total deferred tax assets	3,527	2,398	5,925

Intangibles assets	786	(188)	598
Deposit commissions	1,227	596	1,823
Property and equipment and right-of-use assets	128	5	133
Other	44	-	44
Total deferred tax liabilities	2,185	413	2,598
Net deferred income tax assets	$1,342	$1,985	$3,327

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

16.	Income taxes – continued:

The net deferred taxes are comprised of:

(thousands of Canadian dollars)
	2024	2023

Deferred tax assets	$750	$4,058
Deferred tax liabilities	(141)	(731)
Net deferred income tax assets	$609	$3,327

A deferred tax asset in the amount of $0.3 million (2023 - $1.8 million) has been recognized in the financial statements which utilization is dependent on future taxable earnings in the tax jurisdiction to which it relates. The Bank has forecasted earnings in this tax jurisdiction which will allow for the use of these deferred tax assets.

The Bank is subject to Part VI.1 tax which is a 40% tax on dividends paid on taxable preferred shares under the Income Tax Act (Canada). The Part VI.1 tax of $196,000 (2023 - $396,000) and related tax recovery is recorded through equity.

At October 31, 2024, the Bank had US income tax losses which can be carried forward to reduce taxable income in future years in the amount of $1.0 million (2023 - $1.2 million). These loss carry forwards of the Bank have no expiry date. The deferred tax asset of $293,000 (2023 - $360,000) relating to the US income tax losses has been recognized in these statements as it is probable the Bank will have earnings which will allow for the use of these losses.

In addition, the Bank has approximately $9.5 million (2023 - $9.5 million) of capital loss carry forwards which may be applied against future capital gains and for which the deferred tax asset of $1.3 million (2023 - $1.3 million) has been recognized.

A deferred tax liability on taxable temporary differences of approximately $6.6 million (2023 - $3.5 million) relating to the Bank’s investment in its subsidiaries was not recognized as the Bank is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

17.	Per share amounts:

Basic and diluted income per common share

(thousands of Canadian dollars, except per share amounts)
	2024	2023

Net income	$39,748	$42,162
Preferred share dividends paid	(988)	(988)
Net income available to common shareholders	38,760	41,174

Weighted average number of common shares outstanding	25,965,724	26,273,739

Basic and diluted income per common share:	$1.49	$1.57

The Series 1 NVCC preferred shares are contingently issuable shares and do not have a dilutive impact. The outstanding employee stock options are dilutive but are de minimis and therefore have no impact on the Bank’s income per share amounts.

18.	Derivative instruments:

At October 31, 2024, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with an amortizing notional amount currently totaling $22.0 million ( October 31, 2023 - $20.8 million), of which $22.0 million ( October 31, 2023 - $20.8 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. The maturity date of the amortizing interest rate swap is March 1, 2034. At October 31, 2024, fair value of $19,000 ( October 31, 2023 - $1.5 million) relating to this contract was included in other assets and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in the loans was $22.4 million ( October 31, 2023 - $19.8 million). The accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item is $1.1 million ( October 31, 2023 - $955,000).

As of October 31, 2024, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk on its net investments in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between the VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of these derivatives, attributable to the effective portion of the hedge, are recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of October 31, 2024, the outstanding foreign exchange forward contract had a notional value of USD $66.0 million and a fair value of $1,000 (asset), hedging a portion of the USD $97.0 million investment in VersaBank USA. For the reporting period, a loss of $13,000 was recognized in other comprehensive income, representing the effective portion of the hedge. Since there was no hedge ineffectiveness, there was no impact on profit or loss from this hedge. The hedge was assessed as highly effective, supporting the Bank’s risk management strategy to stabilize the financial impact of foreign exchange movements.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

18.	Derivative instruments - continued:

As of October 31, 2024, an accounting hedge exists for the remaining USD $31.0 million of the USD $97.0 million investment in VersaBank USA. This is achieved through the allocation of part of a USD $75.0 million subordinated debt raised by the Bank in April 2021. Both the loan (liability) and the investment (asset) move in equal and opposite directions, with the liability serving as a hedge against rate fluctuations that may affect the valuation of the investment asset.

19.	Nature and extent of risks arising from financial instruments:

Risk management involves the identification, ongoing assessment, managing and monitoring of material risks that could adversely affect the Bank. The Bank is exposed to credit risk, liquidity risk, and market risks.

Senior management is responsible for establishing the framework for identifying risks and developing appropriate risk management policies and procedures. The Bank’s Board of Directors, either directly or indirectly through its committees, reviews and approves corporate policies, including specific reporting procedures. This enables them to monitor ongoing compliance with policies, delegate limits and review management’s assessment of risk in its material risk taking activities. The Bank’s Chief Internal Auditor provides a periodic review of policies and procedures to ensure that they are appropriate, effective and being followed and that adequate controls are in place in order to ensure that risk levels are within the parameters set forth in the Bank's policies. The Chief Internal Auditor reports directly to the Audit Committee of the Board of Directors. In addition, the Bank has an ongoing risk and compliance management program with the Chief Compliance Officer, who reports directly to the Board of Directors, and the Chief Risk Officer, who reports directly to the Risk Oversight Committee.

Credit risk

Credit risk is the risk of loss associated with a borrower, guarantor, or counterparty’s inability or unwillingness to fulfill its contractual obligations. The Bank is exposed to credit risk primarily as a result of its lending activities but also, from time to time, as a result of investing in securities and derivative transactions. The Bank manages its credit risk derived from lending activity using policies that have been recommended by the Chief Credit Officer and reviewed by the Chief Risk Officer prior to submission the to the Risk Oversight Committee, who then recommends the policies to the Board of Directors for approval. These policies consist of approval procedures and limits on loan amounts, portfolio concentration, geographic concentration, industry concentration, asset category, loans to any one entity and associated groups, a risk rating policy that provides for risk rating each asset in its total asset portfolio, and early recognition of problem accounts with an action plan for each account. The Risk Oversight Committee reviews these policies on an ongoing basis.

The Bank manages credit risk associated with securities included in its Treasury portfolio by applying policies that have been recommended by the Chief Credit Officer to the Risk Oversight Committee,

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

19.	Nature and extent of risks arising from financial instruments – continued:

which then recommends the policies to the Board of Directors for approval. These policies consist of approval procedures and restrictions in the selection of security dealers, restrictions in the nature of securities selected, and in setting securities portfolio concentration limits. The Risk Oversight Committee reviews these policies on an ongoing basis.

The Risk Oversight Committee, comprised entirely of independent directors, performs the following functions related to credit risk:

●

Recommends policies governing management of credit risks to the Board of Directors for approval and reviews credit risk policies on an ongoing basis to ensure they are prudent and appropriate given possible changes in market conditions and corporate strategy.

●	Concurs with credits exceeding the levels delegated to management, prior to commitment.

●	Reviews, on a regular basis, watchlist accounts, impaired loans and accounts that have gone into arrears and expected credit loss analysis on a quarterly basis.

The Bank assigns a risk rating to each lending asset comprising its lending portfolio. A risk rating is assigned as a function of each new credit application, annual review or an amendment to a facility. The risk rating considers the credit risk attributes of the lending asset, structure, individual borrower circumstances as well as local, regional and global macroeconomic and market conditions. The Bank aggregates its risk rating assignments into the following three broad categories:

i)	Satisfactory – The borrower and lending asset valuation are of acceptable credit quality.

ii)

Watchlist – The borrower or the lending asset valuation exhibits potential credit weakness or a downward trend which, if not mitigated, will potentially weaken the Bank’s position. The lending asset requires close supervision.

iii)	Classified – The collection of the structural payment and/or the full repayment of the lending asset is uncertain.

As of October 31, 2024, 96% (2023 – 99%) of the Bank’s lending assets were categorized Satisfactory.

See note 6 for additional information relating to credit risk associated with loans.

There was no material change in the Bank’s processes for managing credit risk during the year.

Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet the demand for cash to fund obligations as they come due. The Bank is exposed to liquidity risk as a result of timing differences in the cash flows of its lending activities, security investment activities and deposit taking activities. The Bank has established

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

19.	Nature and extent of risks arising from financial instruments – continued:

policies to ensure that its cash outflows and inflows are closely matched and that its sources of deposits are diversified between funding sources and over a wide geographic area.

The Risk Oversight Committee recommends policies governing management of liquidity risk to the Board for approval and reviews liquidity policies on an ongoing basis. It receives and reviews quarterly securities portfolio reports and liquidity risk reports from management relating to its liquidity position. Additionally, an Asset Liability Committee, consisting of members of senior management, monitors liquidity risk, reviews compliance with policies and discusses strategies in this area.

See note 20 for information relating to liquidity risk associated with the Bank’s asset and liability gaps in maturities. There was no material change in the Bank’s processes for managing liquidity risk during the year.

Market risk

Market risk is the risk of a negative impact on the balance sheet and/or income statement resulting from changes or volatility in market factors such as foreign exchange risk, interest rates, or market prices. The Risk Oversight Committee is charged with recommending policies that govern market risk to the Bank’s Board of Directors for approval and with reviewing the policies on an ongoing basis.

Foreign exchange risk

Foreign exchange risk or currency risk is the risk that transacting in any currency apart from the Bank’s base currency can result in gains or losses due to currency fluctuations resulting in the possibility that a foreign denominated transaction’s value may decrease due to changes in the relative value of the currency pair. Any appreciation or depreciation in the foreign currency versus the local currency will give rise to foreign exchange risk. The Bank actively manages any material foreign exchange risk exposure derived from the Bank’s normal course business activities through, where possible, the establishment of a natural foreign currency hedge or, if necessary, through foreign exchange contracts established with high quality counterparties in order to mitigate the impact of changes in foreign exchange rates on the Bank’s financial results and position.

Interest rate risk

Interest rate risk is the risk that a movement in interest rates could negatively impact spread, net interest income and the economic value of assets, liabilities and shareholders’ equity. The Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis. Management prepares regular reports to the Board to allow for ongoing monitoring of the Bank’s interest rate risk position. The Asset Liability Committee reviews the results of these analyses on a monthly basis and monitors compliance with limits set by corporate policy.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

19.	Nature and extent of risks arising from financial instruments – continued:

The management of interest rate risk also includes stress testing the Bank’s financial assets and liabilities to various standard and non-standard interest rate scenarios. Standard scenarios that are considered include a 100 basis point (bps) parallel upward and downward shift in all yield curves applicable to the Bank.

The results of an analysis of the Bank’s sensitivity to an increase or decrease in market interest rates, assuming no asymmetrical movement in yield curves and a static balance sheet are set out below:

Interest rate position

(thousands of Canadian dollars)
	2024		2023
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact of projected net interest income during a 12 month period	$5,223	$(5,430)	$4,046	$(4,059)

Duration difference between assets and liabilities (months)	(1.6)		(2.0)

There was no material change in the Bank’s processes for managing interest rate risk during the year.

As at October 31, 2024, the Bank maintained one outstanding derivative established for asset liability management purposes to hedge fair value exposure attributed to interest rate risk (note 18 – Derivative instruments) with an amortizing notional amount currently totaling $22.0 million ( October 31, 2023 - $20.8 million). The Bank also continues to use on-balance sheet strategies to manage its interest rate risk.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

20.	Interest rate risk and liquidity risk:

The Bank is exposed to interest rate risk as a consequence of any mismatch, or gap, between assets and liabilities scheduled to mature or reset on particular dates. The gaps which existed at October 31, 2024 are set out below:

(thousands of Canadian dollars)
	Floating	Within	3 months to	1 year to	2 years to	Over	Non-interest
	rate	3 months	1 year	2 years	5 years	5 years	rate sensitive	Total

Assets
Cash	$225,254	$-	$-	$-	$-	$-	$-	$225,254
Effective rate	3.60%

Securities	-	287,862	7,275	-	-	4,163	-	299,300
Effective rate		3.53%	4.91%			5.73%

Loans	716,609	109,736	347,502	314,375	2,244,279	485,141	18,474	4,236,116
Effective rate	8.60%	6.78%	6.49%	5.61%	6.19%	5.84%

Other	-	-	-	-	-	-	77,814	77,814
Effective rate

Total Assets	$941,863	$397,598	$354,777	$314,375	$2,244,279	$489,304	$96,288	$4,838,484

Liabilities
Deposits	$729,719	$454,182	$1,749,894	$494,866	$639,058	$-	$76,954	$4,144,673
Effective rate	2.72%	4.67%	4.63%	4.16%	4.64%

Subordinated notes*	-	-	-	-	-	102,503	-	102,503
Effective rate						5.38%

Other	177,284	-	-	-	-	-	14,821	192,105
Effective rate	3.17%

Equity	-	-	-	-	-	-	399,203	399,203
Effective rate

Total liabilities and equity	$907,003	$454,182	$1,749,894	$494,866	$639,058	$102,503	$490,978	$4,838,484

Derivative instruments	$21,963	$-	$-	$-	$-	$(21,963)	$-	$-

October 31, 2024 gap	$56,823	$(56,584)	$(1,395,117)	$(180,491)	$1,605,221	$364,838	$(394,690)	$-
Cumulative	$56,823	$239	$(1,394,878)	$(1,575,369)	$29,852	$394,690	$-	$-

October 31, 2023 gap	$246,306	$(136,284)	$(1,105,798)	$(219,263)	$1,063,460	$529,711	$(378,132)	$-
Cumulative	$246,306	$110,022	$(995,776)	$(1,215,039)	$(151,579)	$378,132	$-	$-
*	The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

21.	Fair value of financial instruments:

The amounts set out in the table below represent the fair value of the Bank’s financial instruments:

(thousands of Canadian dollars)
	2024					2023

	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value	Carrying Value	Fair value Level 1	Fair Value Level 2	Fair Value Level 3	Total Fair Value

Assets
Cash
Amortized cost	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	225,254	225,254	-	-	225,254	132,242	132,242	-	-	132,242
Securities
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	299,300	299,300	-	-	299,300	167,940	167,940	-	-	167,940
FVTPL	-	-	-	-	-	-	-	-	-	-
Loans
Amortized cost	4,236,116	-	-	4,190,523	4,190,523	3,850,404	-	-	3,837,599	3,837,599
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Derivative instruments
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	20	-	20	-	20	1,517	-	1,517	-	1,517
Other financial assets
Amortized cost	-	-	-	-	-	-	-	-	-	-
FVOCI	953	-	-	953	953	953	-	-	953	953
FVTPL	-	-	-	-	-	-	-	-	-	-

Liabilities
Deposits
Amortized cost	$4,144,673	$-	$-	$4,182,338	$4,182,338	$3,533,366	$-	$-	$3,436,491	$3,436,491
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Subordinated notes payable
Amortized cost	102,503	-	99,152	-	99,152	106,850	-	109,033	-	109,033
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-
Other financial liabilities
Amortized cost	191,071	-	-	191,071	191,071	176,039	-	-	176,039	176,039
FVOCI	-	-	-	-	-	-	-	-	-	-
FVTPL	-	-	-	-	-	-	-	-	-	-

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgment and as such, may not be reflective of future fair values. The Bank’s loans and deposits lack an available market as they are not typically exchanged. Therefore, they have been valued as described below and are not necessarily representative of amounts realizable upon immediate settlement.

The fair value amounts have been determined using the following valuation methods and assumptions:

•	For securities, the combined carrying value and accrued interest approximates fair value.
•	The fair value of loans is based on net discounted cash flows using market interest rates and applicable credit spreads for borrowers.
•	The fair value of deposits is determined based on discounted cash flows using market interest rates.
•	The fair value of subordinated notes payable is determined based on discounted cash flows using current market interest rates.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

21.	Fair value of financial instruments – continued:

•

The investment in Stablecorp which is measured at fair value at each reporting period with changes in value reflected in the Bank’s other comprehensive income. The estimated fair value of the Stablecorp investment is classified as Level 3 fair value hierarchy as the determination of fair value did not use inputs that were based on observable market data given that the entity is privately-held.

•	The fair value of derivatives is based on net discounted cash flows using market interest rates and applicable credit spreads for the counterparty.
•	The fair value of other financial assets is approximately equal to their carrying value due primarily to the short-term nature of the instruments.
•

The fair value of other financial liabilities is approximately equal to their carrying value due to the short-term nature of the instruments except for lease obligations. However, the fair value of the Bank’s lease obligations is approximately equal to their carrying value given that there has been minimal movement in the market interest rates associated with these leases.

•	Cash and derivatives are designated as FVTPL.
•	Loans, deposits and subordinated notes payable are designated as amortized cost.
•	Securities and other financial assets are designated as FVOCI.

22.	Related party disclosures:

The Bank provides various banking services to related parties and enters into contractual agreements and other operations with related parties. A related party is considered to be a person or entity that has the ability to exercise some level of control, influence, or joint control over another entity in making financial or operational decisions. The Bank considers the following to be related parties:

●	Its key management personnel and members of their immediate family;

●	Entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel and their immediate family; and

●	Significant minority shareholders.

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel as they have authority and responsibility for planning, directing and controlling the activities of the bank both directly and indirectly.

Related Party Transactions

(thousands of Canadian dollars)
	2024	2023
Mortgage loans and other loans	$8,622	$5,438
Subordinated notes payable	423	500
	$9,045	$5,938

1)

At October 31, 2024, amounts due from key management personnel totaled $1.5 million (2023 - $1.5 million) and an amount due from a corporation controlled by key management personnel totaled $7.1 million (2023 - $3.9 million).

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

22.	Related party disclosures - continued:

2)

The interest rates charged on loans and advances to related parties are based on mutually agreed upon terms. Interest income earned on related party loans for the year ended October 31, 2024 totaled $162,000 (2023 - $115,000).

3)

There were no specific provisions for credit losses associated with loans issued to key management personnel (2023 - $nil), and all loans issued to key management personnel were current as at October 31, 2024 and 2023.

4)

On April 30, 2024, the Bank redeemed all of its issued and outstanding $5.0 million subordinated note payable originally issued in April 2019; $500,000 of this amount was held by a related party (note 12).

The contractual agreements and other transactions with related parties are entered into under conditions similar to those offered to non-related third parties. These agreements did not have a significant impact on the Bank’s results.

Compensation of Key Officers and Directors

(thousands of Canadian dollars)
	2024	2023
Salaries, benefits and directors' compensation	$8,289	$6,738
Share-based payments	1,133	758
	$9,422	$7,496

23.	Commitments and contingencies:

a)	Credit commitments:

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obliged to extend. Under certain circumstances, the Bank may cancel loan commitments at its option. Letters of credit amounts are not necessarily indicative of the associated credit risk exposure as many of these arrangements are contracted for a limited period of usually less than one year and will expire or terminate without being drawn upon.

(thousands of Canadian dollars)
	2024	2023

Loan commitments	$635,433	$405,426
Letters of credit	65,671	75,963

	$701,104	$481,389

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

23.	Commitments and contingencies - continued:

b)	Pledged assets:

In the ordinary course of business, assets are pledged against the off-balance sheet letters of credit and against outstanding derivatives in the amount of $14.0 million (2023 - $11.3 million).

24.	Capital management:

a)	Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence, as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position. OSFI sets and monitors capital requirements for the Bank. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements and current and anticipated financial market conditions.

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and subordinated notes (Tier 2 capital). The Bank monitors its capital adequacy and related capital ratios on a daily basis and has policies setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, and therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach.

b)	Risk-based capital ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% Total capital ratio, all of which include a 2.50% capital conservation buffer.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

24.	Capital management – continued:

b)	Risk-based capital ratios - continued:

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk adjusted capital and risk-weighted assets including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off balance sheet assets of the Bank are assigned a weighting ranging from 0% to 400% to determine the Bank’s risk weighted equivalent assets and its risk-based capital ratios.

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)

	2024	2023

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$215,610	$214,824
Contributed surplus	2,485	2,513
Retained earnings	181,238	146,043
Accumulated other comprehensive income	(130)	131
CET1 before regulatory adjustments	399,203	363,511
Regulatory adjustments applied to CET1	(25,700)	(12,699)
Common Equity Tier 1 capital	$373,503	$350,812

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$-	$13,647
Total Tier 1 capital	$373,503	$364,459

Tier 2 capital
Directly issued Tier 2 capital instruments	$104,370	$109,033
Tier 2 capital before regulatory adjustments	104,370	109,033
Eligible stage 1 and stage 2 allowance	3,303	2,513
Total Tier 2 capital	$107,673	$111,546
Total regulatory capital	$481,176	$476,005
Total risk-weighted assets	$3,323,595	$3,095,092
Capital ratios
CET1 capital ratio	11.24%	11.33%
Tier 1 capital ratio	11.24%	11.78%
Total capital ratio	14.48%	15.38%

As at October 31, 2024 and 2023, the Bank was in compliance with all minimum capital ratios prescribed by OSFI.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

24.	Capital management – continued:

c)	Leverage ratio

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	2024	2023

On-balance sheet assets	$4,838,484	$4,201,610
Asset amounts adjusted in determining the Basel III
Tier 1 capital	(25,700)	(12,699)
Total on-balance sheet exposures	4,812,784	4,188,911

Total off-balance sheet exposure at gross notional amount	$701,104	$481,389
Adjustments for conversion to credit equivalent amount	(451,759)	(281,705)
Total off-balance sheet exposures	249,345	199,684

Tier 1 capital	373,503	364,459
Total exposures	5,062,129	4,388,595

Leverage ratio	7.38%	8.30%

As at October 31, 2024 and 2023, the Bank was in compliance with the leverage ratio prescribed by OSFI.

25.	Operating segments:

Effective the acquisition of SBH on August 30, 2024, the Bank has established three reportable operating segments, those being Digital Banking Canada, Digital Banking USA and DRTC. The three operating segments are strategic business operations providing distinct products and services to different markets and are separately managed as a function of the distinction in the nature of each business. The following summarizes the operations of each of the reportable segments:

Digital Banking Canada - The Bank employs a business-to-business model using its proprietary financial technology to address underserved segments in the Canadian and US banking markets. VersaBank obtains its deposits and provides the majority of its loans and leases electronically via innovative deposit and lending solutions for financial intermediaries.

Digital Banking USA – The Bank intends to adopt a business-to-business model, leveraging its proprietary financial technology to address underserved segments of the US banking market. VersaBank USA plans to acquire deposits and deliver the majority of its loans and leases electronically through innovative deposit and lending solutions tailored for financial intermediaries.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

25.	Operating segments - continued:

DRTC (cybersecurity services and banking and financial technology development) - Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly-owned subsidiary, DRTC, to pursue significant large-market opportunities in cybersecurity and to develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by our chief operating decision maker, the Chief Executive Officer, and the Chief Financial Officer in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of our consolidated financial statements, as disclosed in note 3b - Segment reporting.

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources.

Following is information regarding the results of each reportable operating segment as at and for the year ended October 31, 2024 and 2023:

(thousands of Canadian dollars)
for the year ended	October 31, 2024					October 31, 2023
	Digital Banking	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
	Canada	USA		Adjustments		Canada		Adjustments
Net interest income	$101,263	$1,392	$-	$-	$102,655	$100,051	$-	$-	$100,051
Non-interest income	698	1	9,638	(1,359)	8,978	540	9,698	(1,654)	8,584
Total revenue	101,961	1,393	9,638	(1,359)	111,633	100,591	9,698	(1,654)	108,635

Provision for (recovery of) credit losses	(134)	(134)	-	-	(268)	609	-	-	609
	102,095	1,527	9,638	(1,359)	111,901	99,982	9,698	(1,654)	108,026

Non-interest expenses:
Salaries and benefits	26,523	437	5,824	-	32,784	25,382	6,046	-	31,428
General and administrative	18,324	365	1,839	(1,359)	19,169	15,140	1,565	(1,654)	15,051
Premises and equipment	3,292	105	1,758	-	5,155	2,462	1,440	-	3,902
	48,139	907	9,421	(1,359)	57,108	42,984	9,051	(1,654)	50,381

Income (loss) before income taxes	53,956	620	217	-	54,793	56,998	647	-	57,645

Income tax provision	14,860	155	30	-	15,045	15,867	(384)	-	15,483

Net income (loss)	$39,096	$465	$187	$-	$39,748	$41,131	$1,031	$-	$42,162

Total assets	$4,602,360	$226,319	$28,118	$(18,313)	$4,838,484	$4,190,876	$26,443	$(15,709)	$4,201,610

Total liabilities	$4,343,878	$90,716	$30,265	$(25,578)	$4,439,281	$3,818,412	$28,788	$(22,748)	$3,824,452

Prior to the year ended October 31, 2024, substantially all of the Digital Banking’s operations were based in Canada.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

26.	Acquisitions:

Acquisition of Stearns Bank Holdingford N.A.

On August 30, 2024 the Bank through its wholly-owned US subsidiary VersaHoldings US Corp., acquired 100% of the outstanding shares of shares of Minnesota-based Stearns Bank Holdingford N.A. ("SBH"), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. based in St. Cloud, Minnesota, for cash consideration of US$14.1 million (CA$19.0 million). SBH is a fully operational, OCC (Office of the Comptroller of the Currency)-chartered national bank, focused on small business lending. The acquisition followed the approval for acquisition received in June 2024 from OSFI, as well as the US’s OCC and the US Federal Reserve.

Upon the close of the share acquisition of SBH, the Bank acquired approximately US$68.4 million (CA$92.3 million) in assets and assumed approximately US$54.3 million (CA$73.3 million) in deposits and other liabilities and renamed SBH as VersaBank USA. The acquisition will provide the Bank with access to US deposits to support the growth of its Receivable Purchase Program business. The acquisition is expected to be accretive to the Bank’s earnings per share within the first year after closing; and, VersaBank USA was well capitalized, as per the OCC’s definition of same, with a Total Capital ratio in excess of 10% as at August 30, 2024.

In furtherance of the Bank’s strategic initiatives and in light of current US regulatory requirements, management has expressed an intention to divest DRTC, which operates within the financial technology industry. Discussions with potential buyers are currently underway. As of October 31, 2024, the subsidiary has not been classified as "held for sale" in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, because certain criteria for such classification have not yet been met. Specifically, the sale is not expected to be completed within the next 12 months, and the subsidiary continues to be integral to the Bank’s operations. Management will continue to evaluate the status of the divestiture and will reclassify the subsidiary as "held for sale" once all IFRS 5 criteria are satisfied.

Certain members of management hold convertible preferred shares in DRTC. In accordance with the by-laws of DRTC, the convertible preferred shares will convert automatically, upon a change of control event, into an aggregate 28% common share ownership stake in DRTC.

VERSABANK
Notes to Consolidated Financial Statements
Years ended October 31, 2024 and 2023

26.	Acquisitions - continued:

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed on acquisition:

(thousands of Canadian dollars)
Asset and liabilities acquired at fair value	August 30, 2024

Cash	$6,900
Securities	4,366
Loans	71,559
Fixed asset	314
Prepaid expenses and other	7
Intangible asset	2,592
Goodwill	6,555
Deposits	(73,238)
Accounts payable and other	(39)

Net deferred income tax assets	$19,016

Intangible asset reflects the value of the customer deposit base acquired, which has been assessed to have a useful life of 10 years. Goodwill primarily reflects the value of obtaining an OCC charter national bank licence and the value of future growth prospects and expected business synergies realized as a result of combining the acquired business with the Bank’s existing Receivable Purchase Program business in Canada.

For the year ended October 31, 2024, VersaBank USA contributed $1.4 million and $465,000 to the Bank’s net-interest income and net income respectively.

The costs associated with the acquisition of SBH totaling $5.7 million were spread across fiscal 2022, 2023 and 2024. These costs were included in the Bank’s non-interest expense in the respective fiscal years.

27.	Comparative information:

The financial statements have been reclassified, where applicable, to conform to the presentation used in the current year. The changes do not affect prior year earnings.